SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“GAFISA” or “Company”), complementing the Notice to Shareholders released on May 11, 2020, and restated on May 14, 2020, and Notice to the Market released on May 22, 2020, and restated on May 27, 2020, clarifying doubts from our shareholders, the Company reaffirm the deadlines regarding subscription rights on the current capital increase.

•         Negotiation of subscription rights (GFSA1)

Today, June 09, 2020 is the last day to buy or sell the subscription right on the stock exchange (B3).

•         Exercise of the subscription rights

The term to exercise the subscription right directly with your brokerage house, according to B3’s rules, runs until June 12, 2020 (1 business day before the end of the preemptive right term).

On June 15, 2020, the exercise the subscription right may be done only directly with Itaú.

•         Contacts

You may clarify your doubts with the bookkeeping agent Itaú, on business days, from 9:00 a.m. to 6:00 p.m. via Investors Exclusive Services, through telephone numbers (5511) 3003-9285 (city capital and metropolitan region) or toll-free number 0800 7209285 (other locations).

We remain at the disposal of our shareholders to clarify their doubts via e-mail: ri@gafisa.com.br, website: ri.gafisa.com.br and telephone: (5511) 3025 9242.

São Paulo, June 09, 2020.

GAFISA S.A.

Ian Andrade

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 9, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer